Lloyd I. Miller, III

222 Lakeview Avenue, Suite 160-365

West Palm Beach, Florida 33401

Telephone 561.832.3490

December 4, 2013

Board of Directors

MFC Industrial Ltd.

400 Burrard Street, Suite #1620

Vancouver, British Columbia, Canada

V6C 3A6

Re:	Shareholder Communication regarding Proxy Contest and Litigation

Gentlemen:

As a long-term investor with significant holdings of common shares of MFC Industrial Ltd (“MFC” or the “Company”), I have a strong economic interest in the Company’s business strategies, cost structure and governance.

The Company recently announced legal actions in both Canada and the United States seeking to prohibit voting of current MFC shares and certain other actions by Peter Kellogg, IAT Reinsurance Company Ltd., and other entities (the “Kellogg Group”). The Company alleges that the Kellogg Group owns more than 33% of the Company’s common shares outstanding and has violated securities laws in the United States and Canada by failing to disclose its insider status as required.

To avoid unnecessary costs and distraction of management’s attention, I urge the Board of Directors to seek prompt resolution of the pending proxy contest and lawsuits against the Kellogg Group. In view of the size of its investment, I believe that the Kellogg Group is entitled to Board representation. However, the Kellogg Group should not be entitled to a controlling position on the MFC Board. I oppose the entrenching conduct of the existing MFC Board as well as the excessive demands of the Kellogg Group, who seek 8 out of 11 Board seats.

In the interest of good governance, I support balanced representation of incumbent directors and the Kellogg Group on the MFC Board. I plan to cast my votes in accordance with the views expressed in this letter, with due consideration of the qualifications and independence of director nominees.

I welcome the views of other shareholders regarding this dispute. I believe that there would be widespread shareholder support for prompt settlement of these lawsuits and a balanced resolution of the proxy contest. I strongly urge the Board to take this shareholder communication under consideration and avoid entrenchment of the existing Board of Directors at the expense of public shareholders.

Sincerely,

Lloyd I. Miller, III